UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Smerge, Raymond G.
   Centex Corporation
   2728 N. Harwood, 9th Floor

   Dallas, TX  75201
2. Issuer Name and Ticker or Trading Symbol
   Centex Corporation (CTX)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/01
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Exec. Vice President, Chief
   Legal Officer & Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of
  6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect

                                              Date        Code                   A               Beneficially   D   Beneficial

                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I

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Common Stock                                  12/14/01    M        1,600         A  $17.5625                    D
Direct
Common Stock                                  12/14/01    S        1,600         D  $54.0000                    D
Direct
Common Stock                                  12/14/01    M        15,500        A  $38.6875                    D
Direct
Common Stock                                  12/14/01    S        15,500        D  $54.0000     600            D
Direct
Common Stock                                                                                     2,042          I  by 401(k) Plan

Common Stock                                                                                     1,200          I  by Trust

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1 through 6)
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--------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative
6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)
Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable
Expiration
----------------------------------------------------------------------------------------------------------------------
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Non-Qualified Stock Option     $17.5625        12/14/01       M                          1,600            (1)
  04/01/07
(right to buy)
Non-Qualified Stock Option     $38.6875        12/14/01       M                          15,500           (1)
   04/01/08
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned
(Columns 1,3 and 7 through 11)
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--------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of
10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative
Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial

                                                                        Amount or     Security    Beneficially  or  Ownership

                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
----------------------------------------------------------------------------------------------------------------------
--------------

Non-Qualified Stock Option     12/14/01  Common Stock                   1,600                     0
D   Direct
(right to buy)
Non-Qualified Stock Option     12/14/01  Common Stock                   15,500                    56,500
   D   Direct
(right to buy)

Explanation of Responses:

(1)
Shares vest over four years with 20% vesting on the date of grant and 20% vesting on each of the first four anniversaries of the
date of grant.

SIGNATURE OF REPORTING PERSON
/S/ Smerge, Raymond G.
DATE 01/09/02